umicore

RECEIVED
2005 DEC 19 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

[redacted]

05013338

For the attention of Mr Paul M. Dudek

LegalCorp 34/2005
Brussels, October 27, 2005

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The Press Release, dated November 23, 2005, entitled "Umicore acquires precious metals assets in China";
- The Press Release, dated November 25, 2005, entitled "Umicore agrees to sell 80% of its interest in Traxys";
- And the Press Release, dated December 6, 2005, entitled "Quarter of zinc price exposure hedged for 2007".

PROCESSED
DEC 2 0 2005
THOMSON FINANCIAL

Yours sincerely,

Umicore

J. Fierain
Manager Legal Corp. Dpt.

G. Vehaegen
Senior Legal Counsel

Encl.

umicore

Press release

23 November 2005

Umicore acquires precious metals assets in China

Umicore has signed an agreement to purchase all assets and business activities of Suzhou Alloy Material Factory Co. Ltd. (Suzhou Alloy). The company is a leading producer of precious-metals-containing contact materials in China. The purchase will enable Umicore to strengthen the global presence of its Technical Materials business and improve the ability of this business to serve the fast-growing Chinese market both directly and through its European and US customers.

Umicore has a leading position in the area of semi-finished materials for low and medium voltage contact materials applications in the electrical and relay industries. High quality silver tin oxide is presently not locally available in consistent quantities in China. Umicore is the world's leading manufacturer of silver tin oxide and by extending its production base will be able to play an increasingly important role in the high-tech contact materials market in China.

After the closing of the transaction, which is scheduled for early February 2006, Umicore will become owner of the assets of Suzhou Alloy, which is currently in the process of relocating its activities to a greenfield site which will operate to the highest standards. The new factory, Umicore Technical Materials (China) Co., Ltd, will be located in the Suzhou New & Hi-Tech Industrial Development Zone (SND) located approximately 90km west of Shanghai. The relocation is expected to be completed by the end of February 2006.

The investment of approximately €7.5 million is expected to be earnings accretive within one year. Suzhou Alloy employs 170 people and in 2004 generated revenues of approximately RMB 100 million (€10m).

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is a specialty materials group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.

Press release

25 November 2005

Umicore agrees to sell 80% of its interest in Traxys

Traxys has announced today the signing of a definitive agreement for the acquisition of a controlling interest in Traxys by a group led by Alan Docter, Mark Kristoff and other senior Traxys executives in conjunction with two New York based private equity firms, Pegasus Capital Advisors and Kelso & Company. Management and its financial sponsors will purchase 80 percent of the shares in Traxys from its current owners, Arcelor and Umicore. The transaction is expected to close upon receipt of regulatory approval, which is anticipated within the next six to eight weeks.

Mark Kristoff, the CEO of Traxys, has commented that management is excited about the transaction: "We look forward to taking a direct ownership interest in Traxys together with two strong financial partners Pegasus and Kelso who are prepared to support the growth opportunities available to Traxys. We are gratified that our long term commercial relationship with Arcelor and Umicore will continue. We are confident that with this transaction Traxys will continue to be positioned to capitalize on the significant opportunities in the raw materials sector."

This transaction represents a further step in Umicore's evolution as a specialty materials company. Umicore is likely to register a small capital gain on the sale which will be recorded under discontinued operations along with this year's equity accounted contribution of Traxys to the results. For 2005 the combined total of these elements after tax is expected to be approximately €12 million.

Despite the reclassification of the equity contribution of Traxys from recurring EBIT to discontinued operations, Umicore expects that full year recurring EBIT is likely to remain at the upper end of the previously provided range of €215 – 235 million.

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is a specialty materials group. Its activities are centered on four business areas: Advanced Materials, *Precious Metals Products and Catalysts*, *Precious Metals Services* and *Zinc Specialties*. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.

umicore

Press release

06 December 2005

Quarter of zinc price exposure hedged for 2007

In line with its hedging policy, Umicore has locked in about a quarter of its zinc price exposure for 2007 at an average forward price of EUR 1,300 per tonne. As announced recently, Umicore already hedged 80% of its zinc price exposure for 2006 at an average forward price of EUR 1,125 per tonne.

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is a specialty materials group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.